UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 PAR VALUE per share

(Title of Class of Securities)

45323A 201

(CUSIP Number)

Dr. Robert J. Kammer

C/O Imprimis Pharmaceuticals, Inc.

12264 El Camino Real, Suite 350

San Diego, CA 92130

858-704-4040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45323A 201	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

Robert J. Kammer, as Trustee of The Robert J. Kammer Living Trust established 6/1/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
975,058
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
975,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.1%[2]
14	TYPE OF REPORTING PERSON (see instructions)

OO

1The shares of Common Stock beneficially owned by Robert J. Kammer, as Trustee of The Robert J. Kammer Living Trust established 6/1/2000 (the “Kammer Trust”) were acquired (a) with the working capital of DermaStar International, LLC (“DermaStar”), upon the distribution of such shares from DermaStar to Dr. Kammer, in his capacity as a member of DermaStar, (b) with the personal funds of Dr. Kammer, or (c) as compensation for Dr. Kammer’s services as an advisor to the Issuer and as a director on the Issuer’s Board of Directors.

2 Calculated based on 9,681,646 shares of Common Stock outstanding as of November 11, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015.

CUSIP No. 45323A 201	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

Robert J. Kammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

993,256[2]
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

993,256[2]
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

993,256[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.2%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

1 The shares of Common Stock beneficially owned by Dr. Kammer were acquired (a) with the working capital of DermaStar, upon the distribution of such shares from DermaStar to Dr. Kammer, in his capacity as a member of DermaStar, (b) with the personal funds of Dr. Kammer, or (c) as compensation for Dr. Kammer’s services as an advisor to the Issuer and as a director on the Issuer’s Board of Directors.

2 Consists of (a) 975,058 shares of Common Stock held of record by the Kammer Trust, of which Dr. Kammer is the sole trustee, and (b) 18,198 shares of Common Stock that are subject to restricted stock units (“RSUs”) granted to Dr. Kammer and issuable within 60 days after December 10, 2015.

3 Calculated based on 9,699,844 shares of Common Stock, as follows: (a) 9,681,646 shares of Common Stock outstanding as of November 11, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015; and (b) 18,198 shares of Common Stock that are subject to RSUs granted to Dr. Kammer and issuable within 60 days after December 10, 2015.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, as amended by Amendment No. 1 filed with the Commission on August 16, 2013 (the “Statement”). This Amendment is filed by Robert J. Kammer and the Kammer Trust (Dr. Kammer and the Kammer Trust, collectively, the “Reporting Persons”) relating to the Reporting Persons’ beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Imprimis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their respective beneficial ownership since the filing of Amendment No. 1 to the Statement. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

On February 7, 2013 the Issuer effected a one-for-five reverse stock split. All share amounts in this Amendment reflect such reverse stock split.

Item 1. Security and Issuer

The last sentence of Item 1 of the Statement is amended and restated in its entirety to read as follows:

The principal executive offices of the Issuer are located at 12264 El Camino Real, Suite 350, San Diego, California 92130.

Item 2. Identity and Background

Subsections (a), (b) and (d) — (f) of Item 2 of the Statement are amended and restated in their entirety to read as follows:

(a) This Statement is being filed by Robert J. Kammer, as an individual, and Robert J. Kammer, as the Trustee of The Robert J. Kammer Living Trust established 6/1/2000.

(b) The business address of each of the Reporting Persons is C/O Imprimis Pharmaceuticals, Inc., 12264 El Camino Real, Suite 350, San Diego, California 92130.

(d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Kammer is a citizen of the United States of America. The Kammer Trust was established under the laws of the State of Colorado.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and restated in its entirety to read in full as follows:

Open Market Transactions and Private Transactions with the Issuer

In September 2007, Dr. Kammer acquired 1,250 shares of Common Stock and a warrant to purchase 313 shares of Common Stock (the “2007 Warrant”) in a private transaction with the Issuer, which were acquired for an aggregate purchase amount of $100,000, using Dr. Kammer’s personal funds. In September 2012, the 2007 Warrant expired unexercised. In May 2008, Dr. Kammer acquired 1,500 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $85,420, using Dr. Kammer’s personal funds. In June 2009, Dr. Kammer acquired 1,125 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $39,348, using Dr. Kammer’s personal funds. In June 2011, Dr. Kammer acquired 766 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $4,588, using Dr. Kammer’s personal funds. The shares of Common Stock described in this paragraph were subsequently transferred by Dr. Kammer to the Kammer Trust.

4

DermaStar Distribution Transaction

On July 12, 2012, DermaStar distributed to its members, including Dr. Kammer, and to certain additional individuals all shares of Common Stock held of record by DermaStar as of that date (the “Distribution Transaction”), which consisted of the following: (a) 1,499,700 shares of Common Stock issued upon DermaStar’s conversion of ten shares of Series A Preferred Stock of the Issuer pursuant to the terms of a Conversion Agreement dated June 29, 2012 between DermaStar and the Issuer; (b) an additional 1,648,009 shares of Common Stock held by DermaStar; and (c) a warrant issued to DermaStar on April 25, 2012 to purchase 48,262 shares of Common Stock (the “DermaStar Warrant”). Pursuant to the Distribution Transaction, effective July 12, 2012, Dr. Kammer, in his capacity as a member of DermaStar, received from DermaStar (i) 886,850 shares of Common Stock, and (ii) a warrant to purchase 15,282 shares of Common Stock (the “Kammer Warrant”), representing the portion of the DermaStar Warrant distributed to Dr. Kammer. The shares of Common Stock and the Kammer Warrant distributed to Dr. Kammer in the Distribution Transaction were subsequently transferred by Dr. Kammer to the Kammer Trust.

Advisory Agreement Compensation

Effective on April 1, 2012, the Issuer and Dr. Kammer entered into an advisory agreement (the “Advisory Agreement”), pursuant to which Dr. Kammer agreed to provide certain services for the Issuer in addition to his services as a director of the Issuer. Under the terms of the Advisory Agreement, Dr. Kammer was compensated for his advisory services thereunder with (i) $10,000 per month in the form of Common Stock based on $4.50 per share being allocated to each dollar of payment due to Dr. Kammer, and (ii) an option under the Issuer’s 2007 Stock Incentive and Awards Plan (the “Plan”) to purchase up to 60,000 shares of Common Stock (the “Advisory Agreement Option”), which had an exercise price of $4.50 and a five-year term and vested over a two-year period. In September 2013, Dr. Kammer and the Issuer terminated the Advisory Agreement by mutual agreement. As a result, Dr. Kammer’s aggregate compensation under the Advisory Agreement totaled 40,000 shares of Common Stock issued to Dr. Kammer between April 2012 and September 2013 and the Advisory Agreement Option, of which 46,875 shares had vested as of the date of termination and the remaining 13,125 shares remained unvested and were forfeited. All equity compensation under the Advisory Agreement, including the shares of Common Stock issued upon exercise of the Advisory Agreement Option as described below, was subsequently transferred by Dr. Kammer to the Kammer Trust.

On September 30, 2014, Dr. Kammer fully exercised the Advisory Agreement Option to acquire all vested shares of Common Stock subject to the option, totaling 46,875 shares. The Advisory Agreement Option was exercised on a net-exercise basis, pursuant to which certain of the shares of Common Stock issuable upon exercise of the option were withheld by the Issuer as payment of the exercise price, based on the closing price per share of the Common Stock on the date of exercise. As a result, the Issuer withheld 28,428 shares of Common Stock as payment of the aggregate exercise price and issued to Dr. Kammer the remaining 18,447 shares of Common Stock.

Additional Compensation for Advisory Services

On July 18, 2012, the Issuer granted to Dr. Kammer RSUs for up to 40,000 shares of Common Stock outside of the Plan pursuant to a Stand-alone Restricted Stock Unit Agreement as compensation for Dr. Kammer’s services as a consultant and advisor to the Issuer. The RSUs are subject to certain performance-based vesting criteria, such that all 40,000 shares of Common Stock subject to the RSUs vest when the Issuer meets the primary endpoints of its now terminated and abandoned Phase III clinical studies for its former drug candidate, Impracor. None of the shares of Common Stock subject to the RSUs have vested, and the RSU Agreement was terminated by mutual agreement on September 30, 2013.

Director Compensation

On April 1, 2012, the Issuer appointed Dr. Kammer as Chairman of the Board and granted to each member of its Board of Directors, including Dr. Kammer, an option under the Plan to purchase up to 25,000 shares of Common Stock as compensation for their services as directors on the Issuer’s Board or Directors (the “Director Option”). The Director Option had an exercise price of $0.90 and a five-year term and vested quarterly over a one-year period. On September 30, 2014, Dr. Kammer fully exercised the Director Option to acquire all 25,000 shares of Common Stock subject to the option. The Director Option was exercised on a net-exercise basis, pursuant to which certain of the shares of Common Stock issuable upon exercise of the option were withheld by the Issuer as payment of the exercise price, based on the closing price per share of the Common Stock on the date of exercise. As a result, the Issuer withheld 15,162 shares of Common Stock as payment of the aggregate exercise price and issued to Dr. Kammer the remaining 9,838 shares of Common Stock. The shares of Common Stock issued upon exercise of Dr. Kammer’s Director Option were subsequently transferred by Dr. Kammer to the Kammer Trust.

5

Additionally, between June 2013 and May 2015, the Issuer granted to each non-employee member of its Board of Directors, including Dr. Kammer, three awards of RSUs under the Plan as compensation for their services as directors on the Issuer’s Board of Directors (the “Director RSUs”). The Director RSUs granted to Dr. Kammer collectively represent the contingent right to receive up to an aggregate of 19,769 shares of Common Stock. Each award of Director RSUs vests quarterly in equal installments over a one-year period following the date of grant of the applicable award, but the shares of Common Stock subject to the Director RSUs will not be issued and delivered to the applicable director until the director resigns from his position or otherwise terminates his service as a director. Of the 19,769 shares of Common Stock subject to Dr. Kammer’s Director RSUs, 18,198 are vested and issuable to Dr. Kammer within 60 days after December 10, 2015.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety to read in full as follows:

The information set forth under Item 3 of this Statement is incorporated into this Item 4 by reference.

On December 10, 2015, Dr. Kammer and the Kammer Trust entered into a Rule 10b5-1 Sales Plan (the “Sales Plan”) with MDB Capital, LLC (“MDB”). The Sales Plan was established as part of Dr. Kammer’s investment strategies for liquidity over time. The Sales Plan was adopted during an “open window” in accordance with Rule 10b5-1 under the Act and as permitted by the Issuer’s insider trading policy. Pursuant to the Sales Plan, beginning on March 1, 2016 and ending on February 28, 2017, MDB is authorized to sell, on behalf and as the agent of Dr. Kammer and the Kammer Trust, up to 10,000 shares of Common Stock per month and all sales of Common Stock are to be made at the offer or between the market. All sales of Common Stock under the Sales Plan are to be made in accordance with the terms, conditions and restrictions of the Sales Plan, which does not permit Dr. Kammer to exercise any control, influence or authority over how, when or whether to effect sales of Common Stock pursuant to the Sales Plan.

The Reporting Persons hold the shares of Common Stock and rights to acquire shares of Common Stock as reported in this Statement for general investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, in Dr. Kammer’s capacity as a director of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Persons intend to review their ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, and subject to the sales of Common Stock to be made pursuant to the pre-established terms of the Sales Plan, the Reporting Persons may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a) The Kammer Trust is the beneficial owner and holder of record of 975,058 shares of Common Stock. Such shares of Common Stock represent 10.1% of the Common Stock of the Issuer, calculated based on 9,681,646 shares of Common Stock outstanding as of November 11, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015.

Dr. Kammer is the beneficial owner of 993,256 shares of Common Stock, consisting of the following: (a) 975,058 shares of Common Stock held of record by the Kammer Trust, of which Dr. Kammer is the sole trustee, and (b) 18,198 shares of Common Stock that are subject to the Director RSUs granted to Dr. Kammer and issuable within 60 days after December 10, 2015. Such shares of Common Stock represent 10.2% of the Common Stock of the Issuer, calculated based on 9,699,844 shares of Common Stock, as follows: (a) 9,681,646 shares of Common Stock outstanding as of November 11, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015; and (b) 18,198 shares of Common Stock that are subject to the Director RSUs granted to Dr. Kammer and issuable within 60 days after December 10, 2015.

6

(b) In his capacity as the sole trustee of the Kammer Trust, Dr. Kammer has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock held of record by the Kammer Trust. Dr. Kammer also has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock, or rights to acquire shares of Common Stock, that he holds of record in his individual capacity. As a result, Dr. Kammer has the sole power to vote or direct the vote and dispose or direct the disposition of 993,256 shares of Common Stock, including the right to acquire 18,198 shares of Common Stock within 60 days after December 10, 2015. Dr. Kammer has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c) Except as otherwise set forth in this Statement, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:

The information set forth under Items 3 and 4 of this Statement is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Form of Warrant, issued to Robert J. Kammer by Imprimis Pharmaceuticals, Inc. on September 17, 2007 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on September 21, 2007)

Exhibit 2:	Form of Warrant, issued to Robert J. Kammer by Imprimis Pharmaceuticals, Inc. on July 12, 2012 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on April 27, 2012)

Exhibit 3:	Advisory Agreement, effective as of April 1, 2012, by and between Imprimis Pharmaceuticals, Inc. and Robert J. Kammer (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on April 27, 2012)

Exhibit 4:	Stand-alone Restricted Stock Unit Agreement, dated as of July 18, 2012, by and between Imprimis Pharmaceuticals, Inc. and Robert Kammer (incorporated herein by reference to Exhibit 10.41 to the Registration Statement on Form S-1 of Imprimis Pharmaceuticals, Inc. filed with the Commission on July 25, 2012)

Exhibit 5:	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Commission on September 21, 2007)

Exhibit 6:	Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Imprimis Pharmaceuticals, Inc. filed with the Commission on May 8, 2013)

Exhibit 7:	Rule 10b5-1 Sales Plan, dated as of December 10, 2015, by and between Robert J. Kammer and the Robert J. Kammer Living Trust as the Seller and MDB Capital Group LLC (filed herewith)

Exhibit 8:	Power of Attorney — Robert J. Kammer and The Robert J. Kammer Living Trust (filed herewith)

Exhibit 9:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (filed herewith)

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

THE ROBERT J. KAMMER LIVING TRUST

	By:	*
	Name:	Robert J. Kammer
	Its:	Trustee

ROBERT J. KAMMER

	By:	*
	Name:	Robert J. Kammer

	*By:	/s/ Andrew R. Boll
Andrew R. Boll,
as Attorney-in Fact

8